[ING Funds Logo]

September 20, 2011

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Partners, Inc.
(File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer (by Mark A. Cowan on behalf of Jeffrey Foor) on August 31, 2011, for Post-Effective Amendment No. 53 filed on or about July 15, 2011, to the Registration Statement on Form N-1A for ING Partners, Inc. (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Item 3. Fee Table — Adviser Class, Service Class and Initial Class Shares Prospectuses

1.            Comment:               The Staff requested that the Registrant remove the footnote regarding the fee waiver and/or reimbursement as the disclosure is not permitted in Item 3 of Form N-1A if the Portfolio has not reached the cap.

Response:             The Registrant appreciates the comment but does not believe that Item 3 is intended to prevent the Registrant from explaining expense limits/waiver agreements that are in effect at the time of the Portfolio’s initial effectiveness but that were not yet activated.  As the Portfolio is also a new fund, the Portfolio’s Annual Portfolio Operating Expenses are estimated, and the expense limits might be activated in the future. Therefore, the Registrant believes that the current disclosure is in compliance with Instruction 3(e) to Item 3 of Form N-1A.

Item 4. Risk/Return Summary: Investments, Risks, and Performance

2.            Comment:               The Staff stated that the second sentence of the second paragraph which states “…the actual allocations of the Portfolio’s assets may deviate from the percentages shown” is unclear as to where the percentages are shown in the investment strategies section for each Portfolio.

Response:              This statement is meant to reference the Portfolio’s current approximate target investment allocations as stated in the first sentence of the second paragraph. For example, in the case of ING Solution 2020 Portfolio, the first sentence of the second paragraph states that the current approximate target investment allocations are 60% in equity securities and 40% in fixed-income securities.

3.        Comment:                    The Staff requested that the Registrant state that high-yield bonds are commonly referred to as “junk bonds.”

Response:                   The Registrant made the requested revision.

4.        Comment:                    As “other investment companies” are not a type of derivative, the first sentence of the sixth paragraph of this section should read “The Portfolio may also invest in derivatives, including futures and swaps[,]and other investment companies, including exchange-traded funds (“ETFs”), to make tactical asset allocations, minimize risk and assist in managing cash.”

Response:                   The Registrant has revised the disclosure such that the references to investments in “other investment companies” as well as “exchange-traded funds” are now in a separate paragraph.

5.        Comment:                    The Staff requested that the Registrant please consider revising the Target Allocation chart so that the chart shows the approximate number of years before the specific target date relevant to a particular Portfolio.

Response:                   The Registrant appreciates the comment, but believes that a shareholder can easily apply the specific target date of their respective Portfolio into the line item entitled “Target Date” on the horizontal line of the chart and calculate back the appropriate number of years to determine the allocation of equity securities or fixed-income securities.

6.        Comment:                    The Staff requested that the Registrant list any corresponding principal investment strategies that would give rise to “Proprietary Hedge Fund Beta Strategy Risk” or “Short Exposure Risk.”

Response:                   The corresponding principal investment strategy disclosure that pertains to these risks is listed below (emphasis added) from the third paragraph:

“The Underlying Funds provide exposure to a wide range of traditional asset classes which includes stocks, bonds, and cash and non-traditional asset classes (also known as alternative strategies) which includes real estate, commodities, floating rate loans, and absolute return strategies. Absolute return strategies are intended to produce returns that are not correlated or are inversely correlated with equity index performance.”

The underlying fund that pursues the absolute return strategy referenced above is ING Alternative Beta Fund.

Item 9. Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

7.        Comment:                    In the section entitled “Combination with ING Solution Income Portfolio” it is disclosed that when the Portfolios reach their respective Target Dates, they may be combined with ING Solution Income Portfolio without a shareholder vote if the Company’s board determines that such combination would be in the best interest of the Portfolio and its shareholder.  The Staff requested that the Registrant explain whether the Registrant has received exemptive relief from Section 11 of the 1940 Act or whether the Registrant is relying on some other legal basis. This comment also applies to ING Index Solution Portfolios.

Response:                   The Registrant’s Articles of Incorporation that are filed with the State of Maryland contain a provision which authorizes each Portfolio to combine with ING Solution Income Portfolio/ING Index Solution Income Portfolio without the vote of shareholders if the Board of Directors determines it is in the best interest of each Portfolio and their shareholders.

8.        Comment:                    A section entitled Additional Risks list risks that are not described in the Summary Prospectuses for each Portfolio.  The Staff requested a clarification whether the additional risks are principal risks of investing in the Portfolios or are non-principal risks which should only be included in the Statement of Additional Information.

Response:                   The Registrant confirms that these are additional principal risks for all of the Portfolios; however, they are not as important and therefore are not listed in the summary section.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:           Huey P. Falgout, Jr., Esq.

Senior Vice President and Counsel

ING Investment Management — ING Funds

Jeffrey S. Puretz, Esq.

Dechert LLP

Mark A. Cowan

U.S. Securities and Exchange Commission

Attachment A

[ING Funds Logo]

September 20, 2011

VIA EDGAR

Mr. Jeffrey Foor

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	ING Partners, Inc.
(File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

ING Partners, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:           Jeffrey Puretz, Esq.

Dechert LP

Mark A. Cowan

U.S. Securities and Exchange Commission